UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under
the Securities Exchange Act of 1934

Dated August 5, 2009

Commission File Number: 001-10086

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-         .

This Report on Form 6-K contains the following:-

1.	A news release dated July 2, 2009 entitled ‘Vodafone UK Adds CPW for New Connections and Extends Agreement with Phones4U’

2.	A news release dated July 21, 2009 entitled ‘Vodafone Mobilises for Fast Growing M2M Market’

3.	A news release dated July 22, 2009 entitled ‘Cutting Costs and Saving Energy’

4.	A news release dated July 22, 2009 entitled ‘Azerfon and Vodafone Sign Strategic Partnership’

5.	A news release dated July 31, 2009 entitled ‘Vodafone Greece and Hellas Online form Strategic Partnership’

6.	Stock Exchange Announcement dated July 1, 2009 entitled ‘Vodafone Group Plc (“the Company”)’

7.	Stock Exchange Announcement dated July 2, 2009 entitled ‘Transaction in Own Securities’

8.	Stock Exchange Announcement dated July 3, 2009 entitled ‘Transaction in Own Securities’

9.	Stock Exchange Announcement dated July 6, 2009 entitled ‘Transaction in Own Securities’

10.	Stock Exchange Announcement dated July 6, 2009 entitled ‘Vodafone Group Plc (“the Company”)’

11.	Stock Exchange Announcement dated July 7, 2009 entitled ‘Transaction in Own Securities’

12.	Stock Exchange Announcement dated July 8, 2009 entitled ‘Transaction in Own Securities’

13.	Stock Exchange Announcement dated July 15, 2009 entitled ‘Transaction in Own Securities’

14.	Stock Exchange Announcement dated July 16, 2009 entitled ‘Transaction in Own Securities’

15.	Stock Exchange Announcement dated July 16, 2009 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

16.	Stock Exchange Announcement dated July 23, 2009 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

17.	Stock Exchange Announcement date July 24, 2009 entitled ‘Transaction in Own Securities’

18.	Stock Exchange Announcement dated July 28, 2009 entitled ‘Transaction in Own Securities’

19.	Stock Exchange Announcement dated July 29, 2009 entitled ‘Vodafone Group Plc (“the Company”)’

20.	Stock Exchange Announcement date July 30, 2009 entitled ‘Transaction in Own Securities’

21.	Stock Exchange Announcement date July 31, 2009 entitled ‘Transaction in Own Securities Voting Rights and Capital’

2 July 2009

VODAFONE UK ADDS CPW FOR NEW CONNECTIONS AND EXTENDS AGREEMENT WITH
PHONES4U

From this month, new and existing Vodafone customers will have an even wider choice of where they can purchase the best handsets and range of competitive tariffs in the UK.

Vodafone UK will team up with Carphone Warehouse from 7 July so customers can not only buy pay as you go mobiles and receive upgrades as they do currently but also get new pay monthly contracts and mobile broadband connections.

Vodafone UK has also extended its partnership with Phones4U who will continue to sell pay as you go and contract packages to customers upgrading and joining Vodafone, for both mobile phone and mobile broadband connections.

“Carphone Warehouse has developed a formidable retail presence on the high street and we’re very pleased to offer our customers even more choice,” says Ian Shepherd, Consumer Director, Vodafone UK. “We’re also delighted with Phones4U’s performance so we’ve extended our partnership into a multi year agreement.”

From this month, a combination of over 1650 Vodafone, Carphone Warehouse and Phones4U stores will provide customers with excellent face to face help and service where and when they need it on the high street. Customers can also visit Vodafone online at shop.vodafone.co.uk and access the many self service options on their handset for advice and support at any time.

- ends -

For further information please contact:

Vodafone UK External Communications
01635 666 777

21 July 2009

VODAFONE MOBILISES FOR FAST GROWING M2M MARKET

Vodafone is launching a global Machine to Machine (M2M) service platform to help companies deploy and manage large, wireless M2M projects. The new platform will also be supported by an expert team with world-wide responsibility for growing Vodafone’s M2M business.

Vodafone is looking to bring its scale and expertise to this fast-growing market as more and more corporates use wireless M2M to enhance customer service in areas including smart metering, connected cars and the remote monitoring of equipment. This is expected to result in significant demand for M2M services on mobile networks across Europe over the coming years.

Globally, operator revenues for wireless M2M were €3 billion in 2008, forecast to rise to €8.9 billion in 2012, according to the analyst firm Berg Insight.

Vodafone will provide a single point of contact for customers to manage the complex area of M2M connectivity from early concept development to support for national and multinational deployments.

The Vodafone M2M global service platform, with its unique patent-pending functionality, will provide corporate customers with managed connectivity for M2M smart service deployments. Companies will be able to centrally manage and control the process of rolling out M2M devices across many countries, increasing the speed of implementation and reducing the cost, complexity and risk traditionally associated with deploying such projects.

As well as enabling companies to gather useful customer data from a wide range of wireless intelligent devices, the platform will offer a suite of management functionality including the ability to centrally activate, suspend and deactivate devices at the click of a button.

Vodafone has also put in place a global M2M team to develop services designed to match specific industry needs alongside flexible commercial models. The team will analyse and provide solutions for emerging M2M market requirements, such as smart metering for utilities and e-call in the automotive industry, an alert system for cars involved in accidents for the automotive industry. With over 100 staff working in M2M, Vodafone has extensive experience in the market and it is hoped that the new organisation will accelerate the development of M2M smart services.

In addition to the role M2M can play in enabling smarter services, Vodafone believes the technology can help large businesses to reduce their operations’ impact on the environment. An upcoming Vodafone report entitled ‘Carbon Connections’ calculates that the greenhouse gas emissions savings from a range of M2M-enabled smart systems could be more than 90 million tonnes per year across 25 EU countries by the year 2020.

“The market for M2M smart services using intelligent devices is taking off, but in order for it to deliver its true potential, service providers like Vodafone need to provide customers with managed connectivity that is reliable, cost effective and universal,” said Nick Jeffery, Chief Executive, Vodafone Global Enterprise. “With our dedicated global M2M service platform and experienced M2M team in place, Vodafone is able to give customers the support they need at a price they can afford so that they can bring to market innovative propositions.”

- ends -

For media enquiries please contact:

Vodafone Group Media Relations:
Tel: +44-1635 664 444

About Vodafone

Vodafone is the world’s leading international mobile telecommunications company, with equity interests in 31 countries and Partner Markets in more than 40 countries. As of 31 March 2009, Vodafone had approximately 303 million proportionate customers world wide. For more information, please visit www.vodafone.com.

About Vodafone Global Enterprise

Vodafone Global Enterprise was established in April 2007 and provides managed communications services to many of the world’s leading global companies. It operates across five regions: Northern Europe; Central Europe; Southern Europe; the Americas; Asia Pacific and Africa with teams based in 21 countries across the globe.

Vodafone was positioned by Gartner in the leaders’ quadrant in their ‘Magic Quadrant for Pan-Western European Mobile Service Providers’ report 2008, and Vodafone Global Enterprise won the ‘Best Mobile Enterprise Service’ category at the 2009 Global Mobile Awards at Mobile World Congress.

www.vodafone.com/globalenterprise

22 July 2009

CUTTING COSTS AND SAVING ENERGY
Mobile technology could cut Europe’s annual energy bill by €43bn

A new report issued by Vodafone, in collaboration with Accenture, concludes that mobile technology could cut Europe’s annual energy bill by at least €43 billion and effect a reduction in annual greenhouse gas emissions by at least 113Mt CO2e by 2020. This represents 18% of the UK’s annual CO2e output in 2008 and approximately 2.4% of expected EU emissions in 2020. However, this opportunity can only be realised if industry and governments collaborate.

The report, titled “Carbon Connections: quantifying mobile’s role in tackling climate change,” demonstrates that mobile technology has the potential to be a major catalyst in driving carbon reductions across a range of industry sectors. It identifies 13 opportunities that could enable carbon abatement across 25 EU countries.*

Mark Foster, group chief executive of Management Consulting & Integrated Markets at Accenture, said, “There is a clear and immediate imperative to take further steps to reduce global emissions, and the communications industry will yet again play a pivotal role by enabling the transition to a low-carbon economy. For example being able to access high-definition video conferencing from a mobile device can cut down the need to travel.”

“Every business, large or small, will need to deliver its products and services in a way that minimises both cost and the impact on the environment. This report demonstrates the important role that mobile technology, in particular smart solutions such as machine-to-machine services, can play in carbon abatement while at the same time offering a financial saving for our customers,” said Vittorio Colao, CEO of Vodafone Group. “The challenge is for governments and industry to work together to create the necessary policy framework and investment conditions to stimulate their prompt deployment.”

The opportunities for carbon abatement fall into two main categories:

•	Smart machine-to-machine (“M2M”) services: These connect one piece of equipment wirelessly with another and represent 80% of the potential carbon saving. They include:

o	Smart grids — improve the efficiency of electricity grids through wireless devices to monitor power losses and load capacity of the electricity transmission and distribution network.
o	Smart logistics — use mobile technology to track vehicles and their loads to improve the efficiency of logistics operations by utilising vehicles more fully and optimising fuel economy.
o	Smart manufacturing — reduces the requirement for field maintenance through remote analysis of equipment performance.
o	Smart cities — improve traffic and utilities management.

•

Dematerialisation: This is the substitution of physical goods, processes or travel with ‘virtual’ alternatives, such as video-conferencing or online shopping. This represents 20% of the potential energy savings identified.

Vodafone has extensive experience in M2M from the earliest days of mobile networks and has recently launched a global M2M service platform which will help companies deploy and manage large, wireless M2M projects in areas including smart metering, connected cars and the remote monitoring of equipment. Companies will be able to centrally manage and control the process of rolling out M2M devices across several countries, increasing the speed of implementation and reducing the cost, complexity and risk traditionally associated with deploying such projects. Vodafone has also put in place a global M2M team to develop services that will analyse and provide solutions for emerging market trends.

The opportunities identified in the Carbon Connections Report will require approximately one billion connections, 87% of which will be M2M. It also recognises that a significant amount of capital investment is needed to deploy some of the services highlighted. However, the analysis suggests that the carbon pay back is very significant.

- ends -

* Note to Editors

The quantitative research models used are based on the characteristics of each industry and specific criteria for each individual country assessed rather than using aggregate data. This increases the accuracy of the findings.

For further information including interviews with the authors :

Vodafone Group Media Relations
Tel: +44 (0) 1635 664444

About Vodafone

Vodafone is the world’s leading international mobile communications group with approximately 303 million proportionate customers as of end of March 2009. Vodafone currently has equity interests in 31 countries across five continents and around 40 partner networks worldwide. For more information, please visit www.vodafone.com

For a full copy of the report please go to www.vodafone.com/responsibility

AZERFON AND VODAFONE SIGN STRATEGIC PARTNERSHIP

22 July 2009

Azerfon, one of the fastest growing mobile operators in Azerbaijan and Vodafone today announce a non-equity partnership to provide customers with high quality communications services and to collaborate jointly on future technological developments.

Under the Partner Market agreement, Azerfon has exclusive access to a range of products, services and devices from Vodafone in Azerbaijan as well as access to Vodafone’s experience in supply chain management, the acquisition of enterprise customers and improved network inter-working. Vodafone’s products will be made available for Azerfon’s customers and potential customers in Azerbaijan.

Azerfon, which is currently constructing the third generation (3G) network in the country, will also be able to draw on Vodafone’s expertise in rolling-out high-speed mobile data networks and mobile broadband products, working with leading global equipment providers.

The partnership with Azerfon will allow Vodafone to offer its customers a range of services, which utilise ‘home’ network capabilities as well as extended coverage within Azerbaijan. The two companies will cooperate to provide additional support to Vodafone Global Enterprise customers, who have a presence in the region.

Vodafone’s products and services will be marketed in Azerbaijan under a co-branded approach and as part of a phased roll-out Vodafone will provide Azerfon customers with improved voice and data roaming access across 67 countries where Vodafone is present.

Underlining the benefits of the partnership, Guido Helbich, CEO of Azerfon, said: “The strategic partnership between Azerfon and Vodafone is of great importance to both companies. It is a logical step for Azerfon as the fastest growing mobile operator in the country to continue the development benefiting from Vodafone’s expertise and world-wide success together with the provision of best in class and most innovative products and services from around the world on the local market. It will allow us to reach our potential and better develop the ICT sphere of Azerbaijan.”

Richard Daly, CEO, Vodafone Partner Markets, commented: “Our agreement with Azerfon is an opportunity for Vodafone to build its presence and work with the fastest growing operator in the country, where mobile penetration is around 75% and growing rapidly. In addition, more of our customers require enhanced roaming services and high-speed mobile broadband products within the region due to the high growth dynamics across all sectors in the country.”

For further information:

Azerfon LLC:

Media Relations :
Telephone: +994 (12) 444 07 30
Aziz Akhundov

Vodafone Group

Investor Relations
Telephone: +44 (0) 1635 664447

Media Relations
Telephone: +44 (0) 1635 664444

Notes to Editors:

About Azerfon

AZERFON LLC launched its commercial activities on 21 March, 2007 under the brand name Nar Mobile. The trademark Nar was created as a symbol of the relationship between Azerbaijan’s rich cultural heritage and modern life.

Today the network coverage of Azerfon reaches 80% of the territory of Azerbaijan Republic. Currently, over 1,200,000 subscribers use the network of Azerfon. For additional information please see Azerfon LLC web site www.azerfon.az

About Vodafone

Vodafone is the world’s leading international mobile communications group with approximately 303 million proportionate customers as of end of March 2009. Vodafone currently has equity interests in 31 countries across five continents and around 40 partner networks worldwide. For more information, please visit www.vodafone.com

About Vodafone Partner Markets

Vodafone Partner Markets are a series of strategic alliances across the globe between Vodafone Group and mobile network operators which Vodafone does not own. Instead, Vodafone has leveraged its global brand, and international products and services to agree partnerships which enable its partners to offer products and services under the Vodafone name. Partner Markets vary from full Vodafone branding agreements through to product branding, roaming and service resale agreements. In addition to offering Vodafone products and services to partner companies’ customers, Vodafone customers, when roaming on partner networks, are able to seamlessly access a range of services familiar to them from their home markets.

31 July 2009

VODAFONE GREECE AND HELLAS ONLINE FORM STRATEGIC PARTNERSHIP

Further to the announcement on 13 May 2009, Vodafone Group announces that Vodafone-Panafon Hellenic Telecommunications Company S.A. (“Vodafone Greece”) has entered into a strategic partnership with DSL provider, Hellas Online Electronic Communications S.A. (“HOL”). Vodafone Greece will acquire an 18.5% equity interest in HOL and in exchange Vodafone Greece will contribute its existing fixed line DSL assets into HOL’s business. Vodafone Greece and HOL will jointly market Vodafone’s mobile products and services and HOL’s fixed line DSL and telephony services on an exclusive basis.

HOL is one of the leading DSL providers in Greece and had 215,000 customers at 30 June 2009, giving it a market share of approximately 26%. HOL also has the largest fibre optic network in Greece, amongst alternative providers, spanning more than 4,000 km and covering around 75% of the population. HOL is listed on the Athens Stock Exchange with a market capitalisation on 31 July 2009 of €251m.

Due to regulatory approval and commercial implementation, the transaction is not expected to complete until the fourth quarter of Vodafone Greece’s financial year.

-ends-

For further information:

Vodafone Group

Investor Relations
Tel: +44 (0) 1635 664447

Media Relations
Tel: +44 (0) 1635 664444

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you of the following changes in share interests of directors and persons discharging managerial responsibilities (“PDMRs”) of the Company:

	Number of ordinary shares of US$0.11 3/7 in the capital of Vodafone Group Plc
	A	B	C
	Award of	Purchased	Award of
	performance	shares (3)	AllShares(4)
	shares (1)(2)

Vittorio Colao*	6,382,861	438,476	340
Michel Combes*	3,305,625	156,014	340
Warren Finegold	2,131,383	126,498	340
Andy Halford*	4,201,690	323,457	340
Matthew Kirk	916,821	42,166	340
Terry Kramer	2,384,436	205,039	340
Morten Lundal	1,713,458	86,905	340
Steve Pusey*	2,383,697	92,765	340
Nick Read	1,458,925	23,657	340
Frank Rovekamp	2,399,344	199,995	340
Ronald Schellekens	1,345,997	85,491	340
Stephen Scott	1,791,959	0	340

* Denotes Director of the Company

(1)         Conditional awards of shares were granted on 30 June 2009 by the Company. The awards have been granted in accordance with the Vodafone Global Incentive Plan (incorporating co-investment). The vesting of these awards is conditional on continued employment with the Vodafone Group, retention of co-investment and on the satisfaction of a performance condition approved by the Remuneration Committee. The performance measure is based on free cash flow performance with a multiplier that is based on comparative total shareholder return (“TSR”) performance. The free cash flow performance is based on a three year cumulative adjusted cash flow figure. The target free cash flow level is set by reference to the Company’s three year plan and market expectations, 12.5% of the award will vest for target performance, rising further to 50% vesting for maximum performance. The multiplier is based on the TSR of the Company over the three year performance period 1 April 2009 to 31 March 2012 relative to a peer group of five companies within the European Telecoms sector as well as one emerging market composite. There will be no increase in vesting until TSR performance exceeds median, at which point the multiplier will increase up to two on a linear basis for upper quintile performance. The maximum vesting is 100% for maximum free cash flow performance (50%) and maximum TSR performance (multiplier of 2). For further details of the Plan, please see pages 59 and 60 of the Company’s 2009 Annual Report, available at www.vodafone.com/investor.

(2)         These awards are also conditional on the directors and other PDMRs being compliant with the Company’s share ownership guidelines, which provide that they will acquire and maintain minimum levels of shareholding. The levels are four times salary for the Chief Executive, three times salary for other Board directors and two times salary for the other PDMRs, who are members of the Executive Committee.

(3)         The Company was advised by UBS Trustees (Jersey) Limited that on 30 June 2009 the above named directors and PDMRs acquired an interest in the number of shares of US$0.11 3/7 each in the Company shown in column B above at the price of 117.75 pence per share.

(4)         On 30 June 2009 the Company has granted a conditional award of 340 shares on an all employee basis under the Vodafone Global Incentive Plan. The vesting of these awards is conditional on continued employment with the Vodafone Group until 30 June 2011.

As a result of the above, the interests in shares (excluding share options and unvested incentive shares) of the following Directors are as follows:

Vittorio Colao	1,575,247
Michel Combes	390,444
Andy Halford	1,697,867
Steve Pusey	402,279

The Company was notified of these changes on 30 June and 1 July 2009.

P R S Howie
Deputy Group Company Secretary

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	1 July 2009

Number of ordinary shares transferred:	180,809

Highest transfer price per share:	117.6p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 5,316,517,452 of its ordinary shares in treasury and has 52,490,174,559 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC
TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 July 2009

Number of ordinary shares transferred:	255,719

Highest transfer price per share:	117.2p

Lowest transfer price per share:	117.2p

Following the above transfer, Vodafone holds 5,316,261,733 of its ordinary shares in treasury and has 52,490,430,888 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 July 2009

Number of ordinary shares transferred:	14,745,890

Highest transfer price per share:	119.22p

Lowest transfer price per share:	119.22p

Following the above transfer, Vodafone holds 5,301,515,843 of its ordinary shares in treasury and has 52,505,187,978 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you of the following changes in share interests of directors and persons discharging managerial responsibilities (“PDMRs”) of the Company:

	Number of ordinary shares of US$0.11 3/7 in the capital of Vodafone Group Plc
	A	B	C
	Vesting of long	No. of shares sold	No. of shares
	term incentive	(2)	transferred(3)
	award(1)

Terry Kramer	245,570	103,749	141,821
Matthew Kirk	173,752	173,752	0

(1)           These share awards which were granted on 3 July 2006 have vested following assessment of the performance and employment conditions to which the awards were subject. The awards were granted in accordance with the rules of the Vodafone Global Incentive Plan. Based on the performance achieved, 100% of the shares comprised in the awards have vested.

(2)           The figures in column B are the number of shares of those listed in column A that the Company has been advised by UBS Corporate Employee Financial Services International (CEFS) were sold on behalf of PDMRs on 3 July 2009. These share sales were made at 114.44 pence per share, inter alia, to satisfy the tax liabilities arising on the vesting of the awards.

(3)           The figures in column C are the number of shares that the Company has been advised by UBS CEFS were on 3 July 2009 transferred to the directors in satisfaction of the vesting of the awards disclosed in column A.

The Company was advised by UBS Trustees (Jersey) Limited that on 3 July 2009 Morten Lundal acquired an interest in 122,339 shares of US$0.11 3/7 in the Company at an average price of 114.39 pence per share.

On 2 July 2009, the AllShares award granted on 2 July 2007 vested. The awards were granted under the Vodafone Global Incentive Plan. The following directors and PDMRs received 320 ordinary shares of US$0.11 3/7 on the vesting of these awards: Vittorio Colao*, Andy Halford*, Steve Pusey*, Warren Finegold, Terry Kramer, Nick Read, Frank Rövekamp, Stephen Scott and Matthew Kirk.

* Denotes Director of the Company

As a result of the above, the interests in shares (excluding share options and unvested incentive shares) of the following Directors are as follows:

Vittorio Colao	1,575,567
Andrew Halford	1,698,187
Steve Pusey	402,599

The Company was notified of these changes on 3 and 6 July 2009.

S R Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	6 July 2009

Number of ordinary shares transferred:	63,822,416

Highest transfer price per share:	115.5p

Lowest transfer price per share:	113.7p

Following the above transfer, Vodafone holds 5,237,693,427 of its ordinary shares in treasury and has 52,569,010,394 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	7 July 2009

Number of ordinary shares transferred:	4,610

Highest transfer price per share:	117.03p

Lowest transfer price per share:	113.7p

Following the above transfer, Vodafone holds 5,237,688,817 of its ordinary shares in treasury and has 52,569,701,494 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	14 July 2009

Number of ordinary shares transferred:	741,019

Highest transfer price per share:	113.3p

Lowest transfer price per share:	112.25p

Following the above transfer, Vodafone holds 5,236,869,474 of its ordinary shares in treasury and has 52,570,569,652 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	15 July 2009

Number of ordinary shares transferred:	36,303

Highest transfer price per share:	115p

Lowest transfer price per share:	115p

Following the above transfer, Vodafone holds 5,236,833,171 of its ordinary shares in treasury and has 52,570,605,955 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that the Company was advised on 16 July 2009 by Computershare Trustees Limited that on 10 July 2009 the following directors and persons discharging managerial responsibility acquired an interest in the following number of shares of US$0.11 3/7 each in the Company at the price of 113.3p per share pursuant to the rules of the Vodafone Group Share Incentive Plan:

Michel Combes*	220
Andrew Halford*	220
Matthew Kirk	220
Terry Kramer	220
Stephen Scott	220

*Denotes Director of the Company

Stephen Scott

Group General Counsel and Company Secretary

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL
RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that on 23rd July 2009 the following directors and persons discharging managerial responsibilities (“PDMRs”) of the Company were granted an option under the Vodafone Group 2008 Sharesave Plan over the number of shares shown below at a price of 93.85 pence per share.

	Number
	of Shares
Vittorio Colao *	16,568	(1)
Michel Combes *	9,669	(2)
Andy Halford*	9,669	(2)
Matthew Kirk	9,669	(2)
Morten Lundal	9,669	(2)
Steve Pusey *	9,669	(2)
Nick Read	9,669	(2)
Ronald Schellekens	9,669	(2)

*                   Denotes Director of the Company.

(1)    The option is exercisable 5 years from the date of grant provided that the required monthly savings are maintained until then.

(2)    The option is exercisable 3 years from the date of grant provided that the required monthly savings are maintained until then.

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 July 2009

Number of ordinary shares transferred:	226,134

Highest transfer price per share:	113.65p

Lowest transfer price per share:	113p

Following the above transfer, Vodafone holds 5,236,607,037 of its ordinary shares in treasury and has 52,570,857,710 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	27 July 2009

Number of ordinary shares transferred:	134,400

Highest transfer price per share:	116.9p

Lowest transfer price per share:	116.9p

Following the above transfer, Vodafone holds 5,236,472,637 of its ordinary shares in treasury and has 52,571,000,084 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

Vodafone Group Plc (“the Company”)

In accordance with Disclosure Rule 3.1.4R(1), I have to inform you that the Company was advised today that Mr Simon Murray, a non-executive Director of the Company, today acquired an interest in 335,000 Ordinary shares of U.S.$0.11 3/7 each in the Company at the price of 119.69p per share. Mr Murray’s total interest following this transaction is 492,500 Ordinary shares.

Stephen Scott

Group General Counsel and Company Secretary

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	29 July 2009

Number of ordinary shares transferred:	70,190

Highest transfer price per share:	120.25p

Lowest transfer price per share:	120p

Following the above transfer, Vodafone holds 5,236,402,447 of its ordinary shares in treasury and has 52,571,070,274 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES – Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	30 July 2009

Number of ordinary shares transferred:	144,113

Highest transfer price per share:	118.55p

Lowest transfer price per share:	118.55p

Following the above transfer, Vodafone holds 5,236,258,334 of its ordinary shares in treasury and has 57,807,472,721 ordinary shares in issue (including treasury shares). Each such ordinary share has one vote per share. Vodafone has 52,571,214,387 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 52,571,214,387. This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: August 5, 2009	By:	/s/ S R SCOTT
	Name:	Stephen R. Scott
Title: Group General Counsel and Company
Secretary